UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Flotek Industries, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

343389102

(CUSIP NUMBER)

Praesidium Investment Management Company, LLC

1411 Broadway - 29th Floor

New York, NY 10018

Tel. No.: (212) 821-1495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 343389102	13D

1	NAME OF REPORTING PERSONS Praesidium Investment Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,804,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 343389102	13D

1	NAME OF REPORTING PERSONS Kevin Oram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,804,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 343389102	13D

1	NAME OF REPORTING PERSONS Peter Uddo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (Funds from Investment Advisory Clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,659,947
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,804,874
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,874
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D relating to shares of common stock, $0.0001 par value (“Common Stock”), of Flotek Industries, Inc., a Delaware corporation (the “Issuer”) is being filed on behalf of the Reporting Persons (as defined herein).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer

Securities acquired: Common Stock

Issuer:       Flotek Industries, Inc.

        10603 W. Sam Houston Parkway N., Suite 300

        Houston, Texas 770064

Item 2.	Identity and Background

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram, the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 2,659,947 shares of Common Stock held in the Accounts and to dispose of 2,804,874 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

(b) The business address of the Reporting Persons is 1411 Broadway—29th Floor, New York, NY 10018.

(c) The principal business of Praesidium is the management of the assets and activities of the Accounts. Mr. Oram and Mr. Uddo serve as managing members of Praesidium.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Praesidium is a Delaware limited liability company. Each of Mr. Oram and Mr. Uddo are United States citizens.

Item 3.	Source and Amount of Funds

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $14.01 per share. The source of these funds for the Accounts was their working capital.

Purchases of some securities for certain Accounts were effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies. In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein in the ordinary course of business for investment purposes. The Reporting Persons may, depending on market price and other factors, purchase additional shares of Common Stock in public transactions. The Reporting Persons may also, depending on market conditions and other factors, dispose of, or cause to be disposed, any or all Common Stock held by them at any time.

On September 9, 2015, the Reporting Persons sent a letter (the “Letter”) to the members of the Issuer’s Board of Directors (the “Board”) expressing support for the Issuer’s management team and offering to work collaboratively with the Issuer’s management and Board to explore various initiatives to unlock and maximize shareholder value. The Reporting Persons believe, based on their research, that the Issuer’s common stock is undervalued and the full value of the Issuer’s FracMax software asset is currently not reflected in the Issuer’s stock price.

In the Letter, the Reporting Persons state that they would like to suggest to the Issuer’s management and Board initiatives regarding FracMax that they believe the Board will find helpful and should consider in order to unlock and maximize value for all shareowners. The various initiatives may include organizing a separate software business within the Issuer, licensing the technology to an established software company that currently sells to the energy industry, setting up a potential joint venture, and/or selling the technology to an analytics company.

The foregoing description of the Letter is not complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 2 and is incorporated herein by reference.

The Reporting Persons have had informal conversations with members of the Issuer’s management team and a member of the Board regarding multiple topics, including general business operations and strategic alternatives. Going forward, the Reporting Persons may engage in communications with one or more officers, members of Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include topics such as strategic alternatives and one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The Reporting Persons beneficially own 2,804,874 shares of Common Stock, which represents 5.2% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by the Reporting Persons as of September 10, 2015 as set forth in this Schedule 13D, by (ii) the 53,608,401 shares of Common Stock outstanding as of July 15, 2015, according to the Issuer’s Current Report on Form 10-Q filed with the SEC on July 22, 2015.

Praesidium, in its capacity as investment manager to the Accounts, has sole power to vote 2,659,947 shares of Common Stock and the power to dispose of 2,804,874 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo has sole power to vote 2,659,947 shares of Common Stock and the power to dispose of 2,804,874 shares of Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Exhibit 2.	Letter to the Members of the Board

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo